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                            May 8, 2020

       Adam Clammer
       President
       Nebula Parent Corp.
       Four Embarcadero Center, Suite 2100
       San Francisco, CA 94111

                                                        Re: Nebula Parent Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 27,
2020
                                                            File No. 333-237264

       Dear Mr. Clammer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2020 letter.

       Amendment No. 1 to Form S-4

       Prospectus Cover Page, page 1

   1. We note your response to comment 1. Please explain to us, and revise to include, a brief explanation of how the
ratio of ParentCo's common stock to Nebula Units and to each unit of Open Lending will be
determined. Please also explain to us how those ratios relate to the amount of stock
being registered. In this regard, we note the disclosure that ParentCo is expected to issue
121,937,500 shares but that 127,187,000 shares are being registered for the transaction.
Please also explain how the amount of cash that will be exchanged for each unit of Open
Lending will be determined.
 Adam Clammer
FirstName LastNameAdam Clammer
Nebula Parent Corp.
Comapany NameNebula Parent Corp.
May 8, 2020
May 8, 2020 Page 2
Page 2
FirstName LastName
Questions and Answers About the Business Combination
Questions and Answers About the Special Meeting of Nebula's Stockholders and the Related
Proposals
Are any of the proposal conditioned on one another?, page 8

2. We note your revised disclosure on page 8 in response to comment 20. Please revise to clarify on pages 8, 142 and throughout which proposals require the approval of the
         Business Combination Proposal and the Business Combination in order to be effective. In this regard, we note your disclosure on page 140 that "[a]ssuming the Business
         Combination Proposal, the Nasdaq Proposal and the 2020 Plan Proposal are approved,
         Nebula's stockholders are also being asked to approve the amendments to Nebula's
         Amended and Restated Certificate of Incorporation that will be effected in the Amended and Restated Certificate of Incorporation of ParentCo" and your disclosure on page 144 that the 2020 Plan will not become effective until the Closing. In addition, please add an annex that includes the 2020 Plan in its entirety and file it as an exhibit to your registration statement.
Summary of the Proxy Statement Prospectus
Parties to the Business Combination
Open Lending, page 26

3. We note your response to comment 5. Please reconcile your disclosure on page 26 that
         Open Lending currently caters to over 320 active automotive lenders with your revised disclosure on page 168 that Open Lending currently caters to over 298 active automotive lenders.
The Business Combination
Consideration to be Received in the Business Combination, page 28

4. We note your disclosure on page 28 and throughout that the Debt Financing is the incurrence by Open Lending and/or its subsidiaries of up to of up to $200,000,000 senior secured credit facilities from a syndicate of financial institutions. However, the definition of Debt Financing in Article X of the Business Combination Agreement states that it is the incurrence by Open Lending and/or its subsidiaries of up to $225,000,000 senior secured credit facilities from a syndicate of financial institutions. Please revise for consistency and clarity.
Risk Factors
Risks Related to Our Organizational Structure
The Combined Company's amended and restated bylaws designate specific courts, page 73

5. We note that you have added a forum selection provision in Section 8 of your amended and restated bylaws that identifies the United States District Court for the Western District
         of Texas as the exclusive forum for actions arising under the Securities Act. Please state
 Adam Clammer
Nebula Parent Corp.
May 8, 2020
Page 3
         that there is uncertainty as to whether a court would enforce such provision. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
The Business Combination
The Background of the Business Combination, page 105

6. We note your revised disclosure on page 106 that the management team of Open Lending was always expected to continue to manage the combined company. Please also address negotiations regarding the board composition following the merger. Certain Material U.S. Federal Income Tax Considerations, page 132

7. We note your response to comment 13. Please revise this section to clarify that it addresses all material U.S. Federal Income Tax Considerations. Also, as it appears your
         Exhibit 8.1 opinion is a "short form" opinion, both the "short form" and the tax disclosure in the prospectus should clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel, with the prospectus clearly identifying each material tax consequence being opined upon. Refer generally to Staff Legal Bulletin
         No. 19, available on our website. As such, please provide a tax opinion for your statement that the exchange of Nebula Common Stock for shares of ParentCo Common Stock pursuant to the Business Combination will be treated as a tax deferred transaction under
         Section 351 of the Code for U.S. federal income tax purposes, or advise.
       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAdam Clammer                                  Sincerely,
Comapany NameNebula Parent Corp.
                                                                Division of
Corporation Finance
May 8, 2020 Page 3                                              Office of
Finance
FirstName LastName